May 5, 2006
Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Filed February 15, 2006 File Number 1-10948
Dear Mr. Moran:
We have received your letter to our Chairman and CEO dated April 28, 2006. We are in the process of completing our response but would benefit from some additional time to ensure appropriate review of our response by our Disclosure Committee and our Board Audit Committee.
As we discussed in our telephone conversation yesterday, we anticipate providing our response to you on or before Friday, May 19, 2006. If any questions arise, please contact me.
Sincerely,
/s/ Randy T. Pianin
Randy T. Pianin
Senior Vice President, Finance and Controller